                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4

                          The Sports Club Company, Inc.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                    84917P10

                                 (CUSIP Number)

                            Lois Barberio, Secretary
                          The Sports Club Company, Inc.
                     11100 Santa Monica Boulevard, Suite 300
                              Los Angeles, CA 90025
                                 (310) 479-5200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 12, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filing Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)  Name of Filing Person
       S.S. or I.R.S. Identification No. of Above Person

       Rex A. Licklider

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (A) /X/
                                                                         (B) / /
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

        PF.

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   / /

(6)  Citizenship or Place of Organization

        U.S.

                                (7)      Sole Voting Power
                                         115,000

 Number of Shares               (8)      Shared Voting Power
 Beneficially Owned                      3,167,593
 by Each Reporting
 Person With                    (9)      Sole Dispositive Power
                                         115,000

                                (10)     Shared Dispositive Power
                                         3,167,593

(11) Aggregate Amount Beneficially Owned by Each Filing Person
       3,282,593

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)                                                           / /

(13) Percent of Class Represented by Amount in Row (11)
       16.64%(1)

(14) Type of Filing Person (See Instructions)
       IN

--------
(1) Based on 18,418,714 shares of Common Stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at November 12, 2003, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003; (b) Option granted by Issuer to Filing Person to purchase 115,000 shares of Common Stock under Issuer's stock option plan; (c) The Issuer's issuance of 2,000 shares of Series C Convertible Preferred Stock to Filing Persons on September 6, 2003, which shares are presently convertible into 692,730 shares of the Issuer's Common Stock; and (d) the Issuer's issuance of 10,000 shares of Series D Convertible Preferred Stock to Filing Persons on March 12, 2004, which shares are presently convertible into 500,000 shares of the Issuer's Common Stock.

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(1)  Name of Filing Person
                      S.S. or I.R.S. Identification No. of Above Person

                      Judith Ann Deemer

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (A) /X/
                                                                         (B) / /
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)
       PF.

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                    / /

(6)  Citizenship or Place of Organization

       U.S.

                               (7)      Sole Voting Power
                                        0

Number of Shares               (8)      Shared Voting Power
Beneficially Owned                       3,167,593
by Each Reporting
Person With                    (9)      Sole Dispositive Power
                                        0

                               (10)     Shared Dispositive Power
                                        3,167,593

(11) Aggregate Amount Beneficially Owned by Each Filing Person
       3,282,593

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)                                                           / /

(13) Percent of Class Represented by Amount in Row (11)
       16.64%(1)

(14) Type of Filing Person (See Instructions)
       IN
     --------
(1) Based on 18,418,714 shares of Common Stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at November 12, 2003, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003; (b) Option granted by Issuer to Filing Person to purchase 115,000 shares of Common Stock under Issuer's stock option plan; (c) The Issuer's issuance of 2,000 shares of Series C Convertible Preferred Stock to Filing Persons on September 6, 2003, which shares are presently convertible into 692,730 shares of the Issuer's Common Stock; and (d) the Issuer's issuance of 10,000 shares of Series D Convertible Preferred Stock to Filing Persons on March 12, 2004, which shares are presently convertible into 500,000 shares of the Issuer's Common Stock.

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(1)  Name of Filing Person
       S.S. or I.R.S. Identification No. of Above Person

       The Licklider Living Trust dated May 2, 1986

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (A) /X/
                                                                         (B) / /
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

        PF.

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   / /

(6)  Citizenship or Place of Organization

        U.S.

                               (7)      Sole Voting Power
                                        0

Number of Shares               (8)      Shared Voting Power
Beneficially Owned                       3,167,593
by Each Reporting
Person With                    (9)      Sole Dispositive Power
                                        0

                               (10)     Shared Dispositive Power
                                         3,167,593

(11) Aggregate Amount Beneficially Owned by Each Filing Person
        3,282,593

(12) Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)                                                           / /

(13) Percent of Class Represented by Amount in Row (11)
        16.64%(1)

(14) Type of Filing Person (See Instructions)
        IN
     --------
(1) Based on 18,418,714 shares of Common Stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at November 12, 2003, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003; (b) Option granted by Issuer to Filing Person to purchase 115,000 shares of Common Stock under Issuer's stock option plan; (c) The Issuer's issuance of 2,000 shares of Series C Convertible Preferred Stock to Filing Persons on September 6, 2003, which shares are presently convertible into 692,730 shares of the Issuer's Common Stock; and (d) the Issuer's issuance of 10,000 shares of Series D Convertible Preferred Stock to Filing Persons on March 12, 2004, which shares are presently convertible into 500,000 shares of the Issuer's Common Stock.

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     The Schedule 13D filed with the  Securities  and Exchange  Commission  (the
"Commission") on December 5, 1994, as amended to date, is hereby further amended as follows.


Item 1. Security and Issuer

     No amendments or supplements.


Item 2. Identity and Background

     (a) This Statement is being filed by Rex A. Licklider, Judith Ann Deemer ("Mrs. Licklider"), and The Licklider Living Trust dated May 2, 1986 (the "Living Trust") (collectively the "Filing Persons").

     (b) The Filing Persons' business address is 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.

     (c) Mr. Licklider currently serves as Chief Executive Officer of The Sports Club Company at its principal executive offices. Ms. Deemer is the spouse of Mr. Licklider and together they serve as co-trustees of the Living Trust, a trust for the benefit of Mr. and Mrs. Licklider. Under the Living Trust, each of Mr. Licklider and Mrs. Licklider has equal authority to vote or dispose of all shares held by the Living Trust.

     (d) The Filing Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Filing Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. and Mrs. Licklider are citizens of the United States of America; the Living Trust is organized under the laws of the State of California.


Item 3. Source and Amount of Funds or Other Consideration

     The following information amends and supplements Item 3:

     On March 12, 2004, the Filing Persons purchased 10,000 shares of Series D Preferred Stock (as defined below) from the Issuer for an aggregate purchase price of $1,000,000 pursuant to the Series D Preferred Stock Purchase Agreement (as defined below). The purchase was made out of the personal funds of the Filing Persons.

     Mr. Licklider was granted a stock option on May 20, 2001 to purchase 115,000 shares of Common Stock of the Issuer, all of which will be exercisable within sixty days.

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Item 4. Purpose of Transaction

     The following information amends and supplements Item 4.

     Pursuant to that certain Preferred Stock Purchase Agreement entered into as of September 6, 2002, by and among the Issuer, the Filing Persons and the other investors named therein (the "Series C Preferred Stock Purchase Agreement"), the Filing Persons purchased 2,000 shares of the Issuer's Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred"), from the Issuer on September 6, 2002 for an aggregate purchase price of $2,000,000.00. Each shares of the Series C Preferred is convertible at the option of its holder at any time into one share of Common Stock at a conversion price of $2.8871 per share (subject to adjustment under certain circumstances).

     On February 19, 2004, the Filing Persons agreed to make an investment in the Issuer in accordance with the terms set forth in a non-binding Term Sheet (the "New Term Sheet") agreed to with Millennium Entertainment Partners, L.P., or affiliate(s) ("Millennium") and Kayne Anderson Capital Advisors, L.P. or affiliate(s) ("Kayne"). Millennium and Kayne are referred to herein as the "13D Parties." The Filing Persons and the 13D Parties are referred to herein as the "New Term Sheet Parties." Millennium and Kayne are significant beneficial owners of the Issuer's Common Stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The New Term Sheet set forth a non-binding plan for the New Term Sheet Parties to consummate a transaction whereby the New Term Sheet Parties would purchase an aggregate of 65,000 shares of Series D Convertible Preferred Stock (the "Series D Preferred") of the Issuer at $100 per share.

     On March 12, 2004, the Filing Persons purchased an aggregate of 10,000 shares of the Series D Preferred, convertible into 500,000 shares of Issuer's Common Stock, for an aggregate purchase price of $1,000,000 and affiliates of the 13D Parties purchased an aggregate of 55,000 shares of the Series D Preferred for an aggregate purchase price of $5,500,000, in each case pursuant to the terms of a Stock Purchase Agreement, dated March 10, 2004, by and among the Issuer, the Filing Persons and affiliates of the 13D Parties. Each share of the Series D Preferred is convertible at the option of its holder at any time into one share of Common Stock at a conversion price of $2.00 per share (subject to adjustment under certain circumstances). The shares of Series D Preferred are also subject to mandatory conversion into Common Stock under certain circumstances.

     The Series D Preferred entitles each holder thereof to one vote for each share of Common Stock into which such Series D Preferred is convertible and dividends at an annual rate of $9.00 per share. Dividends are cumulative, do not accrue interest and, at the Issuer's option, may be paid in additional shares of the Series D Preferred.

     With respect to dividend rights and rights in the event of liquidation or dissolution of the Issuer, the Series D preferred ranks senior to the Common Stock, the Series B Preferred Stock and the Series C Preferred Stock. The Issuer is prohibited from issuing any capital stock that ranks senior to, or pari passu with, the Series D Preferred without the consent of the holders of eighty-five percent (85%) of the outstanding shares of the Series D Preferred.

     Upon the liquidation or dissolution of the Issuer, holders of the Series D Preferred are entitled to receive, prior to any distribution to any other stockholder, a liquidation amount equal to $100.00 per share (subject to adjustment under certain circumstances), together with all accrued and unpaid dividends with respect to such shares.

     In connection with the purchase of the Series D Preferred, the Issuer, the Filing Persons and affiliates of the 13D Parties entered into that certain Investors' Rights Agreement, dated as of March 10, 2004 (the "Series D Investors" Rights Agreement"), which agreement governs, among other things, the rights of the purchasers of the Series D Preferred to cause the Issuer to register under the Securities Act the shares of Common Stock into which their Series D Preferred is convertible. The Series D Investors' Rights Agreement also affords the Filing Persons and the 13D Parties (together with their respective affiliates) certain consent rights with respect to the operation of the Issuer's business. The Filing Persons and Kayne (together with its affiliates) will each have the right to designate one director to serve on the Issuer's board of directors. Millennium (together with its affiliates) will have the right to designate two directors (one of which must be an independent director) to serve on the Issuer's board of directors. The Filing Persons and the 13D Parties (together with their respective affiliates) have agreed to take all actions necessary to elect such designee to the board of directors of Issuer. The consent rights and director designation rights described above will terminate if certain specified Common Stock ownership thresholds are not satisfied.

     As a result of certain of the provisions set forth in the Series D Investors' Rights Agreement, the Filing Persons have formed a "group" with the 13D Parties for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder. Accordingly, each of the Filing Persons may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by the 13D Parties as reported on their respective Schedule 13D or Schedule 13G.

     Except as set forth in this Item 4, the Filing Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) As of the date of this Amendment No. 4 to Schedule 13D, the Filing Persons beneficially own 3,282,593 shares (which number does not include the shares of Common Stock beneficially owned by the 13D Parties, which shares the Filing Persons expressly disclaim beneficial ownership of), or 16.64% of the Common Stock.

     (b) 3,167,593 shares of the Common Stock of The Sports Club Company are held in the name of the Living Trust. Mr. and Mrs. Licklider serve as co-trustees of the Living Trust and thus have equal authority to vote or dispose of shares. The Filing Persons therefore have shared voting and dispositive power over all shares held by the Living Trust. 115,000 shares are subject to stock options granted to Mr. Licklider.

     (c) See Item 3.

     (d) Not applicable.

     (e) Not applicable.

     The following information further amends and supplements Item 5:

     The stockholdings of the Filing Persons have been adjusted to reflect the purchase of the Series D Preferred by the Filing Persons and the adjustment in the present conversion rate of the Series C Preferred from $3.00 to $2.8871.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The following information amends and restates Item 6.

     On June 12, 2003, the Issuer replaced its credit facility with Comerica Bank - California with a new $20.0 million promissory note payable to Orange County's Credit Union. The note is guaranteed by Rex A. Licklider and D. Michael Talla. Pursuant to an Indemnification and Guaranty Agreement dated as of December 1, 2003, by and among the Issuer, Irvine Sports Club, Inc. (a wholly owned subsidiary of Issuer), Rex A. Licklider and D. Michael Talla with respect to the note, the Issuer agreed to pay Messrs. Licklider and Talla in consideration of their provision of such guaranty a fee equal to three percent (3%) of their pro rata portion of the average outstanding principal balance of the loan for each defined three-month period. Such fees may be paid by the Issuer in cash or Common Stock. As previously reported, the Filing Persons have received 28,509 shares of Common Stock in payment of the guaranty fee due September 31, 2003. Additional shares of Common Stock may be issued to the Filing Persons pursuant to the terms of this agreement.

     Other than the Indemnity and Guaranty Agreement, the Series C Preferred Stock Purchase Agreement and the Investors' Rights Agreement entered into in connection with a prior purchase of the Issuer's Series C Convertible Preferred Stock, the Letter Agreement joined by Mr. Licklider in connection with the purchase by Millennium of the Issuer's Common Stock, the Series D Preferred Stock Purchase Agreement and the Series D Investors' Rights Agreement, the Filing Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

     Exhibit A Agreement regarding the Joint Filing of Schedule 13D.*

     Exhibit B Certificate  of  Designation  of Series C  Convertible  Preferred
          Stock of The Sports Club Company,  Inc.,  incorporated by reference to
          Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

     Exhibit C Preferred Stock Purchase  Agreement  entered into as of September
          6, 2002 by and among The Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider as Trustee of the Licklider Living Trust and D. Michael Talla, Trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

     Exhibit D Investors' Rights Agreement entered into as of September 6, 2002 by and among The Sports Club Company, Inc., MDP Ventures II LLC, Rex
          A. Licklider as Trustee of the Licklider Living Trust, and D. Michael Talla, Trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.

     Exhibit E Indemnity and Guaranty  Agreement  entered into as of December 1,
          2003 by and among The Sports Club Company, Inc., and Irvine Sports Club, Inc. for the benefit of Rex A. Licklider and D. Michael Talla *

     Exhibit F Letter Agreement between Millennium Entertainment Partners, L.P., and The Sports Club Company, Inc. joined in by D. Michael Talla and Rex A. Licklider, dated as of March 13, 1997, incorporated herein by reference to Exhibit 10.92 to the Issuer's Annual Report on Form 10-K filed with the Commission on March 31, 1997.

     Exhibit G Certificate  of  Designation  of Series D  Convertible  Preferred
          Stock of The Sports Club Company,  Inc.,  incorporated by reference to
          Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on March 18, 2004.

     Exhibit H Investors' Rights Agreement entered into as of March 12, 2004 by and among The Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider as Trustee of the Licklider Living Trust, ARBCO Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P. and Kayne Anderson Select Investments A, L.P., incorporated herein by reference to Exhibit 99.4 to the Issuer's Current Report on Form 8-K filed with the Commission on March 18, 2004.

     Exhibit I Preferred Stock Purchase Agreement entered into as of March 12, 2004 by and among The Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider as Trustee of the Licklider Living Trust, ARBCO Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P. and Kayne Anderson Select Investments A, L.P., incorporated herein by reference to Exhibit 99.5 to the Issuer's Current Report on Form 8-K filed with the Commission on March 18, 2004.





SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  March 18, 2004                          /s/ Rex A. Licklider
                                                -------------------------------
                                                         Rex A. Licklider


Dated:  March 18, 2004                          /s/  Judith Ann Deemer
                                                -------------------------------
                                                         Judith Ann Deemer


Dated:  March 18, 2004                          /s/  Rex A. Licklider
                                                -------------------------------
                                                         Licklider Living Trust
                                                         By:  Rex A. Licklider